UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Scorpio Tankers Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y7542C106
(CUSIP Number)

Mr. Emanuele Lauro 9, Boulevard Charles III Monaco 98000 377-9798-5716 with a copy to: Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [     ].

CUSIP No.	Y7542C106

1.	NAME OF REPORTING PERSONS
Annalisa Lolli-Ghetti

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

2,980,101

8.	SHARED VOTING POWER

14,991,700

9.	SOLE DISPOSITIVE POWER

2,980,101

10.	SHARED DISPOSITIVE POWER

14,991,700

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,971,801

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y7542C106

1.	NAME OF REPORTING PERSONS
Scorpio Services Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,991,700

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,991,700

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,991,700

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7542C106

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Shares"), of Scorpio Tankers Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the "Issuer"), having its principal executive offices at 9, Boulevard Charles III, MC 98000, Monaco.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Annalisa Lolli-Ghetti ("Ms. Lolli-Ghetti") and Scorpio Services Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands ("SSH", and together with Ms. Lolli-Ghetti, the "Reporting Persons"), which may be deemed the beneficial owners of approximately 5.5% and 4.6%, respectively, of the Issuer's outstanding Common Shares.

Ms. Lolli-Ghetti is the majority shareholder of SSH. Ms. Lolli-Ghetti's principal business address is 9, Boulevard Charles III, MC 98000, Monaco.

The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels, including to the Issuer and unaffiliated third-parties. The principal business address and principal office address of SSH is 9, Boulevard Charles III, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of SSH, other than Ms. Lolli-Ghetti for whom such information is provided elsewhere herein, (together, the "SSH Principals") is set forth below.

	Name	Principal Occupation and Employment	Citizenship

	Emanuele Lauro	Director and Chief Executive Officer of SSH, the Issuer, and Scorpio Bulkers Inc.(1)	Italy

	Robert Bugbee	Director and President of SSH, the Issuer, and Scorpio Bulkers Inc.(1)	Britain

	Cameron Mackey	Director and Chief Operating Officer of SSH and the Issuer,(1) and Chief Operating Officer of Scorpio Bulkers Inc.	USA

	Filippo Lauro	Director and Vice President of SSH and Vice President of the Issuer and Scorpio Bulkers Inc. (1)	Italy

	Brian Lee	Chief Financial Officer of SSH and the Issuer(1)	USA

(1)          The business address of Scorpio Bulkers Inc. and the SSH Principals is 9 Boulevard Charles III, MC 98000, Monaco.

The Reporting Persons, and, to the best of their knowledge, the SSH Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, and, to the best of their knowledge, the SSH Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Ms. Lolli-Ghetti acquired 2,980,101 Common Shares through private transactions.

SSH purchased 14,991,700 Common Shares through transactions directly with the Issuer and in open market transactions using funds from working capital.

Item 4.	Purpose of Transaction.

Certain of the SSH Principals also serve as executive officers and/or directors of the Issuer. Accordingly, the Reporting Persons may, and the SSH Principals will continue to, influence the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Ms. Lolli-Ghetti acquired the Common Shares described in Item 3 through private transactions. SSH acquired the Common Shares described in Item 3 solely for investment purposes, through purchases directly from the Issuer and in open market transactions.

The Reporting Persons, at any time and from time to time, may acquire additional Common Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Common Shares they own depending upon an ongoing evaluation of their investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.  The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's board of directors, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date of this filing, the Issuer has 326,507,544 Common Shares outstanding. Based on the foregoing, as of the date of this filing: (i) SSH may be deemed to be the beneficial owner of 14,991,700 Common Shares, representing approximately 4.6% of the Issuer's outstanding Common Shares; and (ii) Ms. Lolli-Ghetti may be deemed to be the beneficial owner of 17,971,801 Common Shares, representing approximately 5.5% of the Issuer's outstanding Common Shares, of which Ms. Lolli-Ghetti and SSH have the shared power to vote and dispose of 14,991,700 Common Shares, representing approximately 4.6% of the Issuer's outstanding Common Shares, as indicated above, and Ms. Lolli-Ghetti has the sole power to vote and dispose of 2,980,101 Common Shares, representing approximately 0.9% of the Issuer's outstanding Common Shares.

As of the date of this filing, the SSH Principals may be deemed to be the beneficial owners of an aggregate of 19,677,803 Common Shares, with the sole power to vote and dispose of the Common Shares that each SSH Principal respectively owns.

(c)	Transactions in the Common Shares effected by SSH during the past 60 days are set forth on Exhibit A to this Schedule 13D. No transactions were effected by Ms. Lolli-Ghetti during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons or the SSH Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Information with respect to Transactions Effected Exhibit B – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2018	ANNALISA LOLLI-GHETTI*

	By:	/s/ Annalisa Lolli-Ghetti
	Name:	Annalisa Lolli-Ghetti

SCORPIO SERVICES HOLDING LIMITED

	By:	/s/ Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman, Director and Vice President

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of her pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Date of Transaction	Number of Common Shares Purchased (1)	Price of Common Shares
March 2, 2018	700,000	$2.22 per share
March 5, 2018	650,000	$2.32 per share

(1) Purchased in an open market transaction.

EXHIBIT B
JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment thereto, relating to the common shares, par value $0.01 per share, of Scorpio Tankers Inc.

Date: March 6, 2018	ANNALISA LOLLI-GHETTI

	By:	/s/ Annalisa Lolli-Ghetti
	Name:	Annalisa Lolli-Ghetti

SCORPIO SERVICES HOLDING LIMITED

	By:	/s/ Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman, Director and Vice President